Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hasbro, Inc.:

We consent to the use of our reports dated February 22, 2017 with respect to the consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 25, 2016 and December 27, 2015, and the related consolidated statements of operations, comprehensive earnings, cash flows, and shareholders’ equity and redeemable noncontrolling interests for the years ended December 25, 2016, December 27, 2015 and December 28, 2014, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting of Hasbro, Inc. as of December 25, 2016, which reports appear in the December 25, 2016 annual report on Form 10-K of Hasbro, Inc. incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Providence, Rhode Island

September 5, 2017